

Mail Stop 4561

October 11, 2017

Christopher A. Chapman
Chief Financial Officer
Diebold Nixdorf, Incorporated
5995 Mayfair Road, PO Box 3077
North Canton, OH 44720-8077

> **Re: Diebold Nixdorf, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-04879**

Dear Mr. Chapman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services